CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES OFFERING OF 11,900,000 COMMON
UNITS AND ITS INTENTION TO ACQUIRE THREE 5,023 TEU CONTAINER VESSELS

ATHENS, Greece, August 5, 2013 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it plans to offer 11,900,000 common units representing limited partnership interests in a public offering. The Partnership expects to grant the underwriters a 30-day option to purchase an additional 1,785,000 common units to cover overallotments, if any.

The Partnership intends to use the net proceeds from the public offering towards acquiring three 5,023 TEU container vessels, namely the M/V CCNI Angol (ex Hyundai Prestige), the M/V Hyundai Privilege and the M/V Hyundai Platinum, (the “Vessels”) from its sponsor Capital Maritime & Trading Corp. (“Capital Maritime”) for an aggregate purchase price of $195,000,000.  Each of the three container vessels is built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each vessel is employed under a 12 year time charter employment (+/- 60 days) to Hyundai Merchant Marine Co. Ltd. (“HMM”) at a gross rate of $29,350 per day, which commenced shortly after the delivery of each container vessel from the shipyard during the first half of 2013.

The Partnership’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for this offering are UBS Investment Bank, BofA Merrill Lynch and Wells Fargo Securities. The senior co-managers are Barclays, Deutsche Bank Securities, Raymond James and RBC Capital Markets, and the co-manager is Evercore Partners.

When available, copies of the prospectus supplement and accompanying prospectus related to this offering may be obtained from UBS Investment Bank, Attention:  Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, or from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152 or by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company. The Partnership currently owns 27 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, four post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to large charterers such as BP Shipping Limited, subsidiaries of Overseas Shipholding Group Inc., Petrobras, A.P. Moller-Maersk A.S, HMM, Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected acquisitions of the Vessels be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our Common Units.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com